August 11, 2005

Daniel Duchovny
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Re: Angeles Partners XII, Schedule TO-T filed July 1, 2005 by MacKenzie Patterson Fuller, Inc. and its affiliates, the Purchasers
SEC File No. 5-50745

Dear Mr. Duchovny:

Thank you for your letter dated July 28, 2005 regarding our recent Schedule TO-T. I will respond to the questions you asked in your letter in the order in which you posed them.

      1.    Ok.

      2. Our response was that we had already disclosed the extent of the "access." This is really an immaterial issue--we are being overbroad, if anything, and disclosing, in response to prior comments, that the depository is not independent. All we mean is that when security holders send their tender documents to us, we are in control of them even if the offer has not closed. In other words, we may have the piece of paper that a unit holder signs prior to expiration of the offer. Of course we are obligated to recognize the withdrawal rights of the security holder and cannot purchase the units prior to expiration and the satisfaction or waiver of all conditions (and the letter of transmittal incorporates the terms and conditions of the Offer, so it would be inoperative if we did not comply with the offer terms). The revised materials make this clearer.

      3. We have described the material protections--the requirement that the Partnership provide audited financials. We do not believe any of the other protections are material to this decision; we have provided this additional disclosure in response to prior comments.

      4.    We have revised the materials accordingly.

      5.    See   "Commission   Guidance  on  Mini-Tender   Offers  and  Limited
            Partnership  Tender Offers,"  Release No.  34-43069,  July 24, 2000,
            Section II(D).

      6. I agree, and yet our definition is consistent with the requirements that we keep the offer open for 10 business days following any revised materials.

      7.    The  Partnership  has  been  selling   properties  and  distributing
            proceeds, which certainly seems like an ongoing liquidation, but we will revise to clarify.

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August 11, 2005
Page 2 of 2


      8. The prior response quoted from our Offer. In other words, we've already made the disclosure. Of course if we were aware of any such approvals or authorizations, we would have to disclose them. Nonetheless, we will revise to repeat that the condition relates to "any authorizations or approvals from 'any court, administrative agency or other governmental authority necessary for the consummation of the transactions contemplated by the Offer'" and that we are unaware of any.

      9. You have requested that we acknowledge, and we hereby acknowledge (and we have the authority to do so on behalf of all filing persons), that we are responsible for the adequacy and accuracy of the disclosure in the filings and that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please let me know if you have any questions or further comments.

Very Truly Yours,


/s/ Chip Patterson
Chip Patterson
Vice President and General Counsel
(925) 631-9100 ext. 206
(925) 871-4046 (Fax)
chip@mpfi.com